Calvert Investments                 Ivy Wafford Duke
Vice President and
Acting General Counsel

October 15, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:     Ms. Lauren Hamilton, Staff Accountant, Division of Investment Management

Re:
The Calvert Fund
File No. 811-03416

Calvert Impact Fund, Inc.
File no. 811-10045

Calvert Management Series
File No. 811-03101

Calvert SAGE Fund
File No. 811-22212

Calvert Responsible Index Series, Inc.
File No. 811-09877

Calvert Social Investment Fund
File No. 811-03334

Calvert World Values Fund, Inc.
File No. 811-06563

Dear Ms. Hamilton:

This letter responds to oral comments (“Comments”) you provided to Susan Bender and Lance King during a telephone conversation on September 17, 2015, regarding your review of the September 30, 2014 and December 31, 2014 annual report filings on Form N-CSR for the above-referenced registrants (each, a “Company” and collectively, “Calvert”) and other filings including Forms N-Q, N-SAR, 24f-2, etc.) The Comments and Calvert’s responses thereto are set forth below:

1.	Comment:

a.
If Class I is shown on the line graph, the initial investment amount should be based on $1 million, the minimum amount to open a Class I account. Either do not show Class I, or show a separate graph for Class I.

b.	The line graph should accurately portray an initial investment amount below the $10,000 graph line since the sales charge is deducted from initial investment.

Response: Calvert will graph only Class A in future reports. The new line graph format will clearly indicate that the initial investment in the fund is less than $10,000 due to the deduction of the front-end sales charge.

2.	Comment: Regarding Calvert Income Fund, please verify the accuracy of the expense ratios for each class used in the example, since they differ from the ratios in the financial highlights.

Response: We have verified the accuracy of the expense ratios for each class used in the Shareholder Expense Example for Calvert Income Fund. The expense ratios disclosed in the example represent the expense ratios for the six months in the second fiscal half-year, while the expense ratios in the financial highlights are for twelve months in the annual fiscal period. They are different because they cover different time periods.

3.	Comment: Regarding Calvert Long-Term Income Fund, the payable to advisor is 40% of the total investment advisor expense. If paid monthly, then why is the percentage so high?

Allocation Funds (all three portfolios), the total accrued expenses were 16%, 11%, and 19% of total liabilities, respectively). See S-X 6-4.10 “state separately the amount of any material expenses”, identify and separately state any material expense, or confirm that no particular expense item was material.

Response: Regarding Calvert Long-Term Income Fund, the amount disclosed, $135,381, includes all amounts payable to the Advisor at year-end. The amount payable for Investment Advisory Fees was $27,768, the amount payable for the month of September 2014 and approximately 1/12 of the total Investment Advisory Fee for the year. The remaining amount, $107,613, represents an amount payable to the Advisor for return of amounts previously reimbursed by the Advisor during the fiscal year under the expense limitation agreement.

Regarding the Asset Allocation Funds, the balances included in the caption “Accrued expenses and other liabilities” are amounts payable for regular operations of the funds, including, but not limited to, transfer agent, audit, legal, printing, postage, and custody fees. None of the individual payable amounts was material in any of the funds.

4.
Comment: See SX-12-12.2 and 12.3 Please categorize the Schedule of Investments (SOI) by related industries with subtotals for category subdivided by industry or instrument type, with % of NAV shown. Some of our SOI are only categorized on a single level and need to be broken down further.

Response: Calvert will attempt to show a further subcategorization in the SOI for certain of our fixed-income funds. We may not be able to make this change for the September 30, 2015 reports, but intend to do so by December 31, 2015.

5.
Comment: Calvert International Opportunities Fund and Calvert Small Cap Fund show a receivable from the investment advisor of approximately $22,000 and $150,000, respectively. How often are receivables settled and why is the balance so large?

Response: These receivable balances in the International Opportunities Fund ($22,368) and Small Cap Fund ($85,692) represent the amounts of expenses reimbursed by the Advisor under the expense limitation agreements. These balances are settled on a monthly basis.

6.	Comment: Note B: Related Parties. Any recapture provision of a waiver needs to be stated and list amounts subject to recapture by year.

Affiliated companies note: SX 12-14 please provide a roll forward of investment activity relative to such entities.
The Asset Allocation Funds need to show this note for affiliation with Underlying Funds, and also the roll forward.

Regarding Capital Accumulation Fund, is The Calvert Foundation an affiliate? State the reasoning.

Levelling table – disclose amounts of any transfers between levels 1, 2, and 3 and the reason for the transfers. ASC 820-10-50-2(c). Disclose the policy about timing (for determining when to recognize the transfer – the policy must be the same for transfers in as well as out). Also, transfers in and out should be discussed separately.

Response: Calvert has no recapture provision in any of its investment advisory agreements.

Regarding affiliated companies, we will add a roll forward of investment activity related to affiliated companies to our future reports Regarding the Asset Allocation Funds, we will add an affiliated companies note and a roll forward of investment activity related to affiliated companies to our future reports.

Calvert Foundation is not an affiliated person of any of the Calvert Funds. In 1998, we obtained exemptive relief in case it were to deemed an affiliated person due to overlap of the respective Board of Directors/Trustees, but this was merely as a precautionary measure. Since the application for exemptive relief in 1998, the composition of the respective boards has changed so there is less overlap.

Regarding the levelling table, we have historically disclosed amounts of any transfers between levels 1, 2 and 3 and the reason for the transfers, but upon further examination we realize this disclosure could be made clearer. We realized we have not consistently stated when transfers are recognized, which is at the end of the period. We will review our disclosure and revise accordingly.

7.
Comment: The Calvert International Equity Fund has unfunded future commitments to venture capital investments of approximately $1.2M. Please disclose which underlying venture capital investments these commitments relate to.

The extended fair value of the unfunded Commitments needs to be identified per commitment either in the notes to the financial statements or in the Schedule of Investments. See the AICPA Expert panel minutes from January 2006.

Ensure there is a “Commitments and Contingencies” line item to the Statement of Assets and Liabilities along with a parenthetical reference to the specific note to financial statements that include disclosures of commitments and contingencies. Refer to Article 6-04.15 of Regulation S-X.

Please represent to us that each Company: (1) has sufficient unencumbered liquid assets to cover the amount of its currently outstanding unfunded commitments; and (2) will not sell additional securities unless it has sufficient unencumbered liquid assets to cover the amount of unfunded commitments outstanding at the time of any such issuance or sale. If the Company does not have sufficient unencumbered liquid assets to cover the entire balance of its currently outstanding unfunded commitments, it may reduce a portion of the unfunded commitments with unencumbered liquid assets, and consider the remaining balance of unfunded commitments as senior securities. If the Company is using this latter alternative, please provide a representation that, assuming that any outstanding unfunded commitments that are not otherwise covered with unencumbered liquid assets are senior securities, the Company has 200% asset coverage when it issues or sells its securities. Also, please provide the mathematics supporting the calculation made in one of the two foregoing tests using the information provided in the Company’s most recent publicly-filed financial statements.

Response: The underlying venture capital investments in Calvert International Equity Fund to which the $1.2 million in unfunded commitments relate are set forth below. This information will be included in the Notes to the Financial

Statements for future reports. The commitments relate to future capital calls for limited partnership investments. The commitments are not recorded to the Funds’ books and records and are therefore not shown in the “Commitments and Contingencies” line item to the Statement of Assets and Liabilities.

Partnership	Unfunded Commitment at 9/30/14
Africa Renewable Energy Fund, LP	$947,374.00
Balkan Financial Sector Equity Fund CV (EUR)	$24,519.00
China Environment Fund 2004 LP	$37,764.00
Terra Capital, LP	$30,410.00
Blackstone Cleantech Venture Partners, LP	-$424.00*
ShoreCap International Ltd.	$120,976.00
Total	$1,160,619.00
*note, Blackstone Cleantech Venture Partners, LP determined not to drawdown further capital calls.

We hereby make the following representations: that each Company: (1) has sufficient unencumbered liquid assets to cover the amount of its currently outstanding unfunded commitments; and (2) will not sell additional securities unless it has sufficient unencumbered liquid assets to cover the amount of unfunded commitments outstanding at the time of any such issuance or sale.

See below for the mathematics supporting the coverage calculation above using the information provided in the Company’s most recent publicly-filed financial statements (March 31, 2015 N-CSR).

Partnership	Unfunded Commitment at 3/31/15
Africa Renewable Energy Fund, LP	$897,377.00
Balkan Financial Sector Equity Fund CV (EUR)	$19,650.00
China Environment Fund 2004 LP	$37,764.00
Terra Capital, LP	$30,410.00
Blackstone Cleantech Venture Partners, LP	-$344.00*
ShoreCap International Ltd.	$120,976.00
Mainstream Brazil Impact Investing Fund LP	$481,578.00
Total	$1,587,411.00
*note, Blackstone Cleantech Venture Partners, LP determined not to drawdown further capital calls.

The unfunded commitments of Calvert International Equity Fund at March 31, 2015 total $1,587,411 and are covered by soft segregation of unencumbered high quality liquid stocks (Toyota Motors), worth $3,936,752, or 2.48X coverage.

8.	Comment: Regarding the N-SAR (Item 77(b)), the city and state are missing from the signature line on the KPMG internal control letter.

Response: We will include the auditor’s city and state on the internal control letter in future N-SAR filings.

9.
Comment: The Form N-Q for Calvert International Opportunities Fund showed that the Fund had over 25% invested in Japan. Is this a primary investment policy of the Fund, and if so, is it adequately disclosed?

Response: The Fund has no investment policy to invest specifically in Japan or any other individual country. The only policy with respect to an individual country relates to the U.S.: The Fund may not invest more than 5% of net assets in companies in the U.S. In addition, the Fund only has a policy to invest in at least three different countries, which policy is disclosed in the prospectus. Investment in individual countries may vary from time to time.

10.	Comment: The 24f-2 filing for 9/30/13 did not include Calvert Emerging Markets Equity Fund, even though that fund’s inception was in fall of 2012.

Response: The 24f-2 fee that was calculated and paid included Emerging Markets Equity Fund but the actual Form 24f-2 inadvertently omitted the name of the new portfolio from Item 2. We have filed a Form 24F-2NT/A to correct this and will verify that all portfolios are included on the Form 24f-2 for future filings.

11.	Comment: Please include a statement showing the single insured bond amount that each fund would have if not included in the joint bond.

Response: The single insured bond amount that each Company would have if not included in the joint insured bond was stated in the “Bond Statement” letter included in each Company’s 17g-1 filing, although the amount of assets on which the single insured bond amount was based was not stated in the filing. We will include the following information in future 17g-1 fidelity bond filings pursuant to Rule 17g-1(g)(1)(ii)(c).

RIC	Total Assets as of X/X/X	Rule 17g-1 Minimum for a Single Insured Bond	Premium Allocation
CALVERT SOCIAL INVESTMENT FUND
CALVER WORLD VALUES FUND, INC.
CALVERT RESPONSIBLE INDEX SERIES, INC.
CALVERT IMPACT FUND, INC.
THE CALVERT FUND
CALVERT MANAGEMENT SERIES
CALVERT SAGE FUND
CALVERT VARIABLE SERIES, INC.
CALVERT VARIABLE PRODUCTS, INC.

Finally, on behalf of the Registrant and as an officer of the Registrant, I acknowledge that:

1.    The Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-CSR and its other filings under the federal securities laws (“Filings”);

2.    Comments of the U.S. Securities and Exchange Commission (the “Commission”) Staff (“Staff”) or changes to disclosure in response to Staff comments on the Filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filings; and

3.    The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

Please call Susan Walker Bender at 301-951-4885 or me if you have any questions or comments.

Sincerely,

/s/ Ivy Wafford Duke
Ivy Wafford Duke